Law Office of Gary A. Agron

5445 DTC Pkwy., Suite 520

Greenwood Village, Colorado  80111

(303) 770-7254 (o)

(303) 770-7257 (f)

gaa@agronlaw.com

January 30, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	Hanover Gold Company, Inc.
Schedule 14A Proxy

Attn:	Division of Corporation Finance
Donna Levy

Dear Ms. Levy:

                In response to the Staff’s oral comment to Hanover Gold Company, Inc. (the “Company”) today in which the Staff requested we include a statement as to whether or not the Company had any agreements, arrangements or understandings for any future acquisitions or financing transactions, we have amended the Proxy to indicate that the Company has no such agreements, arrangements or understandings.

                The subject revision may be found in the first full paragraph under “Proposal One—Reasons For The Reverse Stock Split” and the first paragraph under “Proposal One—Increase Of Shares Of Common Stock Available For Future Issuance.”  In both paragraphs we indicate that the Company has no agreements, arrangements or understandings for any acquisition or financing transactions.

                We have also elected to remove all reference to the proposal to approve a stock option plan for officers, directors and consultants.

                Should you have any questions or comments, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron

Gary A. Agron

GAA/JP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

Hanover Gold Company, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

HANOVER GOLD COMPANY, INC.

10375 Richmond, Suite 2100

Houston, TX 77042

PROXY STATEMENT AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD FEBRUARY 14, 2008

                To our Shareholders:

                You are cordially invited to attend a Special Meeting of the Shareholders of Hanover Gold Company, Inc. (the “Company”). The Special Meeting will be held on February 14, 2008 at 10:00 a.m. local time at our executive offices located at 10375 Richmond, Suite 2100, Houston, TX 77042, or at any adjournment or postponement thereof, for the following purposes:

1.     To consider and vote upon a 1 share for 8 shares reverse split of the Company’s common stock.

2.     To amend the Company’s Certificate of Incorporation to change the Company’s name to Rock Energy Resources, Inc.

3.     To transact such other business as may properly come before the meeting.

                Details relating to the above matters are set forth in the attached Proxy Statement. All Shareholders of record of the Company as of the close of business on January 28, 2008 will be entitled to notice of and to vote at such meeting or at any adjournment or postponement thereof.

                We urge you to review these materials carefully and to use this opportunity to take part in the Company’s affairs by voting on the matters described in this Proxy Statement. We hope that you will be able to attend the Special Meeting.

                ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING. IF YOU DO NOT PLAN TO ATTEND THE MEETING, YOU ARE URGED TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY. A REPLY CARD IS ENCLOSED FOR YOUR CONVENIENCE. THE GIVING OF A PROXY WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS

Rocky V. Emery, President

January 30, 2008

PROXY STATEMENT

Hanover Gold Company, Inc.

10375 Richmond, Suite 2100, Houston, TX 77042

Telephone:  (713) 954-3600

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD FEBRUARY 14, 2008

INFORMATION CONCERNING VOTING AND PROXY SOLICITATION

General Information

                The Board of Directors (the “Board”) of Hanover Gold Company, Inc., a Delaware corporation (sometimes referred to as the “Company” or “Hanover”), is providing this Proxy Statement in connection with a Special Meeting of Stockholders, which will take place on February 14, 2008 and at any postponement or adjournment thereof (the “Special Meeting”). Whether or not you plan to attend the Special Meeting in person, please return your executed proxy card in the enclosed postage prepaid and addressed envelope and your shares will be voted in accordance with your wishes.

What is the Purpose of the Special Meeting?

                At the Special Meeting, you will be asked to consider and vote on the matters described in the accompanying Notice of Special Meeting, comprised of a proposal to approve a reverse stock split of all of the issued and outstanding shares of Hanover’s common stock at a ratio of 1 share for 8 shares and a proposal to change the Company’s name to Rock Energy Resources, Inc.

Are there other Matters to be Voted on at the Special Meeting?

                The Board of Directors does not know of any other matters that may come before the Special Meeting. Delaware law and Hanover’s Bylaws impose limitations on the ability to present business items at a special meeting if those items were not included in the notice of special meeting. Accordingly, except for procedural matters incidental to the conduct of the meeting, it is not expected that any other matters will come before the Special Meeting. If any other matters are properly presented at the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment.

Who Can Vote at the Special Meeting?

                In order to vote, you must have been a stockholder of record at the close of business on January 28, 2008 (which is referred to as the “record date”). If your shares are owned of record in the name of a broker or other nominee, you should follow the voting instructions provided by your nominee.

                On the record date, there were 500,000,000 shares of Hanover’s common stock issued, outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter to be voted upon.

How do I Vote?

                You may vote by signing your proxy card, or if your shares are held in street name, the voting instruction card included by your broker or nominee, and mailing it in the enclosed, postage prepaid and addressed envelope.

                Any stockholder who has executed and returned a proxy and who for any reason desires to revoke such proxy may do so at any time before the proxy is exercised: (1) by delivering written notice prior to the Special Meeting to the Secretary of the Company at the above address; (2) by voting the shares represented by such proxy in person at the Special Meeting; or (3) by giving a later dated proxy at any time before the voting at the Special Meeting. Attendance at the Special Meeting will not, by itself, revoke a proxy.

Voting in Person

                Even if you currently plan to attend the Special Meeting, we recommend that you also submit your proxy so that your vote will be counted if you later decide not to attend the Special Meeting. Shares held in street name may be voted in person by you at the Special Meeting only if you obtain a signed proxy from the record holder giving you the right to vote the shares.

What Constitutes a Quorum?

                In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum consists of the holders of a majority of the shares of common stock issued and outstanding on the record date and entitled to vote. Shares of common stock represented in person or by proxy (including shares that abstain or do not vote with respect to the matter to be voted upon) will be counted for purposes of determining whether a quorum exists. If a quorum is not present, the Special Meeting will be adjourned until a quorum is obtained.

What Vote is Required to Approve the Proposals?

                If a quorum exists, the reverse stock split and the Amendment to the Company’s Certificate of Incorporation to change its name to Rock Energy Resources, Inc. will be approved if a majority of the outstanding shares of the Company’s common stock votes in favor of both proposals.

How Will Votes be Counted?

                You may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” such abstention shall be treated as shares that are present but that have not been voted and accordingly, will be treated as a “no” vote in determining whether a proposal is approved. If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board (“FOR” the three proposals described below and in the discretion of the proxy holder on any other matters that properly come before the Special Meeting).

                Broker “non-votes” and the shares as to which a stockholder abstains from voting are included for purposes of determining whether a quorum of shares is present at a meeting. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal, because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

                If a quorum is present, the reverse stock split and the Amendment to the Company’s Certificate of Incorporation to change its name to Rock Energy Resources, Inc. will be approved if a majority of the outstanding shares of the Company’s common stock votes in favor of both proposals.

                In tabulating the votes on the proposal, abstentions and broker non-votes will be treated as shares that are present but that have not been voted and accordingly will be treated as abstaining votes in determining whether the proposal is approved.

PROPOSAL 1:  TO AUTHORIZE A REVERSE

STOCK SPLIT OF HANOVER’S COMMON STOCK

General Information

                Our Board of Directors has unanimously adopted a resolution approving and recommending to our stockholders for their approval, a proposal to authorize a reverse split of the shares of our common stock at a ratio of 1 share for each 8 shares currently outstanding. The reverse stock split will reduce the number of shares of our common stock issued and outstanding, but will not increase the par value of our common stock, and will not change the number of authorized shares of our common stock.

Reasons for the Reverse Stock Split

                The purpose of the reverse stock split is to reduce the number of shares outstanding, which is expected to increase the market price per share of our common stock and facilitate our obtaining future financing.  We currently have no agreements, arrangements or understandings for any future financing.

Potential Risks of the Reverse Stock Split

                If the Board does effect a reverse stock split there can be no assurance that the bid price of our common stock will continue at a level in proportion to the reduction in the number of outstanding shares resulting from the reverse stock split. The market price of our common stock will also be based on our financial performance, market condition and the market perception of our future prospects, as well as other factors, many of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Potential Effects of the Reverse Stock Split

                Pursuant to the reverse stock split, for each 8 shares of our common stock, $.0001 par value per share, that a stockholder holds immediately prior to the effectiveness of the reverse stock split the stockholder will become a holder of 1 share of our common stock, $.0001 par value per share, after consummation of the reverse stock split. There will be no fractional shares and all fractional shares as a result of the reverse stock split will be rounded up to the nearest whole share.

Accounting Matters

                The reverse stock split will not affect the par value of our common stock. As a result, on the effective date of the reverse stock split, the stated par value capital on our balance sheet attributable to our common stock will be reduced to approximately12.5% of its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value per share of our common stock will be increased because there will be fewer shares of our common stock outstanding.

Effect on Authorized and Outstanding Shares

                We are currently authorized to issue a maximum of 500,000,000 shares of common stock. As of January 28, 2008 there were 500,000,000 shares of our common stock issued and outstanding. Although the number of authorized shares of common stock will not change as a result of the reverse stock split, the number of shares of common stock issued and outstanding will be reduced to a number that will be approximately equal to the number of shares of our common stock issued and outstanding immediately prior to the effectiveness of the reverse stock split, divided by eight or a total of 62,500,000 shares outstanding. The future issuance for any reason of additional shares available as a result of the reverse stock split may dilute all existing stockholders.

                With the exception of the number of shares issued and outstanding, the rights and preferences of the shares of our common stock prior and subsequent to the reverse stock split will remain the same.

                The reverse stock split will be effected simultaneously for all of our common stock and the exchange ratio will be the same for all of our common stock. The reverse stock split will affect all of our stockholders of common stock uniformly and will reduce the stockholder’s percentage ownership interests in Hanover. Common stock issued pursuant to the reverse stock split will remain fully paid and non-assessable.

                Our common stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are subject to periodic reporting and other requirements. The proposed reverse stock split will not affect the registration of our common stock under the Exchange Act.

Increase of Shares of Common Stock Available for Future Issuance

                As a result of the reverse stock split, there will be a reduction in the number of shares of our common stock issued and outstanding, and an associated increase in the number of authorized shares which would be unissued and available for future issuance after the reverse stock split. The increase in available shares could be used for any proper corporate purpose approved by the Board including, among other purposes, future business opportunity acquisitions or financing transactions.  We currently have no agreements, arrangements or understandings for any acquisitions or financing transactions.  It should also be noted that our Board of Directors may possibly issue additional shares of our common stock that will be available for issuance after the reverse stock split without the need for further stockholder approval, unless such approval is specifically required by applicable law or rules of any securities market in which our securities may be traded.

Potential Anti-Takeover Effect

                Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in composition of our Board or contemplating a tender offer or other transaction for the combination of Hanover with another company), the reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate our shares of common stock or obtain control of us. Other than the reverse stock split proposal, our Board does not currently contemplate recommending the adoption of any other proposals or amendments to our Certificate of Incorporation that could be construed to affect the ability of third parties to take over or change the control of Hanover.

Effectiveness of the Reverse Stock Split

                The reverse stock split, if approved by our stockholders, will become effective upon the approval of our stockholders of the reverse stock split.

                Commencing upon the date of the stockholders’ vote to approve effecting the reverse stock split, each certificate of our common stock will be deemed for all corporate purposes to evidence ownership of the reduced number of shares of common stock resulting from the reverse stock split. As soon as practicable after the effective date, stockholders will be notified as to the effectiveness of the reverse stock split and instructed as to how and when to surrender their certificates representing shares of common stock prior to the reverse stock split in exchange for certificates representing shares of common stock after the reverse stock split. The exchange will be optional and stockholders may retain their existing certificates which will be deemed to be reduced by the reverse stock split.  We intend to use OTC Stock Transfer, Inc. as our exchange agent in effecting the exchange of the certificates following the reverse stock split.

Fractional Shares

                We will not issue fractional shares in connection with the reverse stock split. Instead, any fractional share that results from the reverse stock split will be rounded up to the next whole share. We are doing this so that we may avoid the expense and inconvenience of issuing and transferring fractional shares of our common stock as a result of the stock split. The shares do not represent separately bargained for consideration.

Certain Federal Income Tax Consequences

                The following discussion summarizing certain federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices in effect on the date of this Proxy Statement. This discussion is for general information only and does not discuss consequences that may apply to special classes of taxpayers (e.g., non-resident aliens, broker-dealers or insurance companies). Stockholders are urged to consult their own tax advisors to determine the particular consequences to them.

                The receipt of the common stock following the effective date of the reverse stock split, including whole shares issued in lieu of fractional shares, solely in exchange for the common stock held prior to the reverse stock split will not generally result in a recognition of gain or loss to the stockholders. The adjusted tax basis of a stockholder in the common stock received after the reverse stock split will be the same as the adjusted tax basis of the common stock held prior to the reverse stock split exchanged therefor, and the holding period of the common stock received after the reverse stock split will include the holding period of the common stock held prior to the reverse stock split exchanged therefore. No gain or loss will be recognized by the Company as a result of the reverse stock split.

Appraisal Rights

                No appraisal rights are available under the Delaware General Corporation Law or under our Certificate of Incorporation or Bylaws to any stockholder who dissents from the proposal to approve the reverse stock split.

Vote Required

                If a quorum is present, the reverse stock split will be approved if a majority of the outstanding shares of the Company’s common stock vote in favor of the reverse stock split.

Recommendation

                THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE REVERSE STOCK SPLIT.

PROPOSAL 2:  AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY TO ROCK ENERGY RESOURCES, INC.

General Information

                Our Board of Directors has unanimously adopted a resolution approving and recommending to our stockholders, for their approval, a proposal to amend Article First of Hanover Gold Company, Inc.’s Certificate of Incorporation to change the name of the Company to Rock Energy Resources, Inc. The form of the proposed amendment to the Certificate of Incorporation is as follows:

                “First:   The name of the corporation is Rock Energy Resources, Inc.”

Reasons For The Proposed Amendment

                The changing of the Company’s name to Rock Energy Resources, Inc. will more accurately reflect the Company’s business as an oil and gas exploration company.

Vote Required

                If a quorum is present, the Amendment to the Company’s Certificate of Incorporation to change its name to Rock Energy Resources, Inc. will be approved if a majority of the outstanding shares of the Company’s common stock vote in favor of the Amendment to the Certificate of Incorporation.

Recommendation

                THE BOARD OF DIRECTORS AND MANAGEMENT UNANIMOUSLY RECOMMEND THAT YOU VOTE “FOR” THE AMENDMENT TO HANOVER GOLD COMPANY, INC.’S CERTIFICATE OF INCORPORATION TO CHANGE THE COMPANY’S NAME TO ROCK ENERGY RESOURCES, INC.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

        As of January 28, 2008, there were 500,000,000 shares of common stock outstanding. The following table sets forth certain information regarding the beneficial ownership of the outstanding shares as of the date of this Proxy Statement by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group. Except as otherwise indicated, each such person has investment and voting power with respect to such shares, subject to community property laws where applicable.

Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated. For purposes of the table below, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of any shares of common stock, over which he or she has or shares, directly or indirectly, voting or investment power, or of which he or she has the right to acquire beneficial ownership at any time within 60 days from the date hereof.  As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

Name of Holder	Number of Shares of Common Stock		Percent Owned Of Common Stock
Rock Energy Partners L.P.	434,595,959		87.00%
Terrence J. Dunne	2,229,324.40%
Paul E. Fredericks	829,324.20%
Daniel McKinney	990,324.20%
Hobart Teneff	1,322,513.30%
Rocky V. Emery	434,595,959	(1)	87.00%
Alan J. Smedstad	434,595,959	(1)	87.00%
Tom S. Elliott	434,595,959	(1)	87.00%
William F. Mosley	0		0%
Stephen J. Warner	0		0%
All executive officers and directors as a group (9 persons) (2)	439,967,444		88.00%

(1)           These individuals are executive officers of Rock Energy Partners L.P. (“REP”) and their shareholdings reflect REP’s ownership.

(2)           Includes shares held by REP.

OTHER MATTERS

Inspector of Election

                Rocky V. Emery, the Company’s Chief Executive Officer and a director, will tabulate the votes and act as the inspector of election.

Stockholder Proposals and Director Nominations

                If you would like to make a proposal at Hanover’s 2008 annual stockholders’ meeting or any special meeting held in lieu of the 2008 annual stockholders’ meeting, you must comply with the notice provisions of Hanover’s Bylaws. To make such a proposal, you must give Hanover written notice describing the proposal not less than ninety days or more than one hundred twenty days before the scheduled date of the annual stockholder meeting and you must be a record or beneficial stockholder at the time of the notice and entitled to vote at such meeting. Such proposal will also need to comply with Securities and Exchange Commission regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Costs of Solicitation

                Hanover will pay the cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for these solicitation activities. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders.

                The above Notice and Proxy Statement are sent by order of the Board of Directors.

January 30, 2008	Rocky V. Emery, Chief Executive Officer

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PROXY

FOR THE SPECIAL MEETING OF SHAREHOLDERS OF

HANOVER GOLD COMPANY, INC.

TO BE HELD FEBRUARY 14, 2008

                The undersigned hereby appoints Rocky V. Emery, as the lawful agent and proxy of the undersigned (with all the powers the undersigned would possess if personally present, including full power of substitution), and hereby authorizes him to represent and to vote, as designated below, all the shares of common stock of Hanover Gold Company, Inc. held of record by the undersigned on January 28, 2008, at the Special Meeting of Shareholders to be held February 14, 2008, or any adjournment or postponement thereof.

                1.     To consider and vote upon a 1 share for 8 shares reverse split of the Company’s common stock.

                FOR ☐                  AGAINST ☐                  WITHHOLD VOTE ☐

                2.     To consider and vote upon amending the Company’s Certificate of Incorporation to change the Company’s name to “Rock Energy Resources, Inc.”

                FOR ☐                  AGAINST ☐                  WITHHOLD VOTE ☐

                It is understood that when properly executed, this proxy will be voted in the manner directed herein by the undersigned Shareholder. WHERE NO CHOICE IS SPECIFIED BY THE SHAREHOLDER THE PROXY WILL BE VOTED FOR BOTH PROPOSALS SET FORTH ABOVE.

                The undersigned hereby revokes all previous proxies relating to the shares covered hereby and confirms all that said Proxy may do by virtue hereof.

                Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated:

Print Name

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY
PROMPTLY USING THE ENCLOSED ENVELOPE.	Signature

Signature, if held jointly

                PLEASE CHECK THIS BOX IF YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING OF SHAREHOLDERS. ☐